UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number: 001-34541

CHINA CORD BLOOD CORPORATION

(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong S.A.R.

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                               Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or China Cord Blood Corporation’s (the “Company”) future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date this Report on Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

The forward-looking statements included in this Report on Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC; changing legislation or regulatory environments in the PRC; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; credit risks affecting the Company's revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in the PRC, as well as general economic conditions; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

This report is hereby incorporated by reference to the Registration Statement on Form F-3 (File No. 333-168873) of the Company.

Results of Operations and Financial Condition

Following this cover page are the preliminary unaudited consolidated financial results for the three months and six months ended September 30, 2011 of the Company.

CHINA CORD BLOOD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
As of March 31 and September 30, 2011

	March 31,	September 30,
	2011	2011
	RMB	RMB	US$
	(in thousands except share data)

ASSETS
Current assets
Cash and cash equivalents	611,387	635,698	99,670
Accounts receivable, less allowance for doubtful accounts
(March 31, 2011: RMB11,850; September 30, 2011: RMB12,097)	77,402	81,144	12,722
Inventories	6,729	10,879	1,706
Prepaid expenses and other receivables	9,982	12,274	1,925
Trading securities	-	332	52
Amounts due from related parties	-	360	56
Income tax recoverable	-	3,979	624
Deferred tax assets	5,373	4,786	750
Total current assets	710,873	749,452	117,505
Property, plant and equipment, net	250,348	243,316	38,149
Non-current prepayments	5,752	8,649	1,356
Non-current accounts receivable, less allowance for doubtful accounts
(March 31, 2011: RMB28,106; September 30, 2011: RMB31,903)	240,952	253,689	39,776
Inventories	31,600	32,808	5,144
Intangible assets, net	134,412	132,102	20,712
Available-for-sale equity securities	52,733	10,681	1,675
Other investments	134,363	164,047	25,721
Deferred tax assets	2,565	3,438	539
Total assets	1,563,598	1,598,182	250,577

LIABILITIES
Current liabilities
Bank loan	45,000	45,000	7,056
Accounts payable	5,046	8,646	1,356
Accrued expenses and other payables	106,731	31,722	4,973
Deferred revenue	82,319	87,152	13,664
Amounts due to related parties	360	-	-
Income tax payable	11,156	8,719	1,367
Total current liabilities	250,612	181,239	28,416
Deferred revenue	162,668	233,872	36,669
Other non-current liabilities	30,036	44,337	6,952
Deferred tax liabilities	26,890	25,672	4,025
Total liabilities	470,206	485,120	76,062

CHINA CORD BLOOD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
As of March 31 and September 30, 2011 – (continued)

	March 31,	September 30,
	2011	2011
	RMB	RMB	US$
	(in thousands except share data)

EQUITY
Shareholders’ equity
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 75,406,875 shares and 73,638,115 shares issued and outstanding as of March 31, 2011 and
September 30, 2011, respectively	52	50	8
Additional paid-in capital	910,316	873,535	136,961
Accumulated other comprehensive loss	(18,580)	(31,003)	(4,861)
Retained earnings	178,993	242,264	37,983
Total shareholders’ equity	1,070,781	1,084,846	170,091
Noncontrolling interests	22,611	28,216	4,424
Total equity	1,093,392	1,113,062	174,515
Total liabilities and equity	1,563,598	1,598,182	250,577

 CHINA CORD BLOOD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three Months and Six Months Ended September 30, 2010 and 2011

	Three months ended September 30,			Six months ended September 30,
	2010	2011		2010	2011
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except per share)

Revenues	82,682	98,433	15,433	154,378	185,891	29,145
Direct costs	(19,154)	(21,757)	(3,411)	(36,406)	(41,625)	(6,526)
Gross profit	63,528	76,676	12,022	117,972	144,266	22,619
Operating expenses
Research and development	(1,794)	(1,932)	(303)	(3,337)	(3,709)	(582)
Sales and marketing	(11,684)	(15,575)	(2,442)	(21,774)	(28,181)	(4,418)
General and administrative	(20,856)	(21,444)	(3,362)	(40,312)	(43,899)	(6,884)
Total operating expenses	(34,334)	(38,951)	(6,107)	(65,423)	(75,789)	(11,884)
Operating income	29,194	37,725	5,915	52,549	68,477	10,735
Other income/(expense), net
Interest income	1,587	3,312	519	4,038	6,451	1,011
Interest expense	(672)	(1,190)	(187)	(1,278)	(1,650)	(259)
Exchange gain/(loss)	827	(4,956)	(777)	590	(4,860)	(762)
Dividend income	-	-	-	-	7,217	1,132
Others	774	111	17	890	325	51
Total other income/(expense), net	2,516	(2,723)	(428)	4,240	7,483	1,173
Income before income tax	31,710	35,002	5,487	56,789	75,960	11,908
Income tax expense	(8,112)	(9,093)	(1,426)	(14,222)	(7,310)	(1,146)
Net income	23,598	25,909	4,061	42,567	68,650	10,762
Income attributable to noncontrolling
interests	(1,616)	(2,660)	(417)	(2,998)	(5,379)	(843)
Net income attributable to
shareholders	21,982	23,249	3,644	39,569	63,271	9,919

Net income per share:
Attributable to ordinary shares
-Basic	0.33	0.31	0.05	0.59	0.85	0.13
-Diluted	0.33	0.31	0.05	0.58	0.85	0.13

Other Events

On November 28, 2011, the Company issued a press release announcing preliminary unaudited consolidated financial results for the three months and six months ended September 30, 2011. A copy of the press release is attached as Exhibit 99.1.

Exhibits

Exhibit No.	Description

99.1	Press Release, dated November 28, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA CORD BLOOD CORPORATION

By:	/s/ Albert Chen
Name:	Albert Chen
Title:	Chief Financial Officer

Dated: November 28, 2011